Mail Stop 6010

October 14, 2008

Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, Ohio 43215
Attn: General Counsel

      Re: **Nationwide Financial Services, Inc.**
           Preliminary Merger Proxy Statement on Schedule 14A
           Filed September 5, 2008
           File No. 1-12785

           Preliminary Transaction Statement on Schedule 13E-3
           Filed September 5, 2008
           File No. 5-50759

           Soliciting Material on Schedule 14A
           Filed September 10, 2008
           File No. 001-12785

Dear Sir/Madam:

We conducted a limited review of your soliciting material filed on September 10, 2008 and have the following comment. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

We note the press release dated October 9, 2008 in which Nationwide Mutual Insurance Company announced that it may purchase, or that an affiliate may purchase, Nationwide Financial Services, Inc.'s shares from time to time through open market transactions. Supplementally, please tell us why the proposed purchase of shares through open market transactions is not a step in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

*   *   *

Please furnish a letter that keys your response to our comment and provides the requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, NY 10019
        Attn: Michael Groll, Esq.
        Sheri E. Bloomberg, Esq.

        Jones Day
        North Point
        901 Lakeside Avenue
        Cleveland, Ohio 44114
        Attn: Lyle G. Ganske, Esq.
        James P. Dougherty, Esq.